May 25, 2021 VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Scott Anderegg

Gambling.com Group Ltd.

Draft Registration Statement on Form F-1

Confidentially Submitted March 25, 2021

CIK No. 0001839799

Dear Mr. Anderegg:

On behalf of our client, Gambling.com Group Ltd. (the “Company”), we hereby submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated April 22, 2021 with respect to the Company’s Draft Registration Statement on Form F-1, as confidentially submitted to the Staff on March 25, 2021.

The Company has revised the Draft Registration Statement in response to the Comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, we have retyped the Comments (displayed in bold) below, with the Company’s responses set forth immediately below the Comments. All references to page numbers and captions (other than those in the Comments) correspond to pages and captions in Amendment No. 1.

Overview, page 1

1.

Please revise your discussion to disclose the basis upon which you have determined that you are a leading provider of digital marketing in the online gambling industry. Please see Form 20-F, Part I, Item 4. B. 7.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 39 and 65 of Amendment No. 1.

Securities and Exchange Commission

Gambling.com Group Limited

May 25, 2021

Industry background, page 2

2.

We note your reference to H2 Gambling Capital, Pareto Securities and Analytics Insight for data on your industry. Please tell us whether you commissioned any of studies or reports cited in your disclosure for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent(s) as an exhibit to the registration statement. See Securities Act Rule 436.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the reports or studies noted in the Staff’s comment were commissioned by the Company for use in the registration statement. Therefore, the Company respectfully submits that it is not required to file consents in accordance with Rule 436.

3.	Please provide support for your statement that you produce significantly more average revenue per website than your peers. Please also define who you are including as a peer for this comparison.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4 and 66 of Amendment No. 1.

High-Quality Customer Base Consisting of Major Online gambling Operators., page 4

4.

We note your statement that you have a robust client portfolio which includes most major online gambling operators, as well as your risk factor on page 13 that you rely on a limited number of customers for a significant portion of your revenue. To the extent that a loss of a particular customer would have a material impact on your business, please identify such customer. Please ensure that you file any material contracts with customers as exhibits to your filing. Please refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. Although the Company’s largest customer accounted for approximately 20% of its total revenue in 2020, the Company does not believe losing such customer will have a material impact on its business. The Company believes that the loss of any customer, even the largest customer, would not result in any material loss of the traffic to the Company’s website. In the event of a sudden loss of a customer, the Company would immediately begin directing traffic to other customers and still generate revenue from that traffic. After conducting the material agreement analysis of its customer contracts pursuant to Item 601(b)(10)(B) of Regulation S-K, the Company respectfully submits that it does not consider any of its customer contracts as material. Accordingly, the Company has not filed any of its customer contracts as material agreements pursuant to Item 601(b)(10)(B) of Regulation S-K.

Securities and Exchange Commission

Gambling.com Group Limited

May 25, 2021

Risk Factors

We rely on traffic to our websites to grow revenue …, page 12

5.

Please quantify, to the extent practicable, the fluctuations you have experienced in search rankings in the past so that investors have context for the degree of change that you have experienced historically. Please also reconcile your statement on page 4 that you are adept at building websites that are ranked favorably by search engines such as Google with your statement that factors affecting display and rankings of search results are not in your direct control. Please also provide support for your statement that Google and other search engines prioritize high-quality content and that this is the most important factor in SEO success.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 13 and 67 of Amendment No. 1.

Pursuant to the guidance published by Google Search “How Search works—How Search algorithms work” (publicly available at https://www.google.com/search/howsearchworks/algorithms/), five key factors determine which results are returned for a query: (i) meaning of a query, (ii) relevance of webpages, (iii) quality of content, (iv) usability of webpages, and (v) context and settings. To align more closely to such guidance, the Company has replaced “the most important factor” with “one of the key factors” on pages 5 and 67 of the Amendment No. 1.

An actual, alleged or perceived security incident, inadvertent disclosure or breach of sensitive information, …., page 15

6.

Please tell us whether you have experienced any material disruptions, outages, cyberattacks, attempts to breach your systems, or other similar incidents. If so, please disclose such incidents, including the cost and impact of such incidents.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

7.

You note that your revenue performance depends significantly on selecting the best commercial model available to you for each of your customers. Please tell us whether trends or changes in the commercial models that you have with your customers in comparable periods has a material impact on your financial performance. If so, please revise your disclosure to explain the trends or changes and how they have impacted your results of operations.

Securities and Exchange Commission

Gambling.com Group Limited

May 25, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure page 40 of Amendment No.1. The Company advises the Staff that trends or changes in the commercial models do not have a material impact on its financial performance. Comparing with the upfront payment of the CPA model, the revenue share model covers the lifetime of a player. Referred players on the revenue share model are annuities that do not appear as an asset on the Company’s balance sheet. Therefore, there may be a short-term non-material impact on the Company’s revenue if there is a shift in the mix of different commercial models.

Our Sales Process and Customers, page 66

8.

Please disclose the number of customers that you have had in prior fiscal years versus the number of customers that you have today. Please also disclose any trends that you believe have impacted the number of your customers from period-to-period.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 of Amendment No.1.

Competition, page 67

9.	Please tell us why you believe that online gambling operations such as DraftKings Inc. or Rush Street Interactive, Inc. are comparable companies.

Response:

The Company respectfully acknowledges the Staff’s comment. As disclosed on pages 63 and 74 of Amendment No.1, the Company’s most comparable companies are other performance marketing service providers in the online gambling industry, such as Better Collective A/S and Catena Media Plc, both publicly-traded in Europe. The most comparable publicly-traded companies in the U.S. are GAN Limited and Genius Sports Ltd., both of which are B2B service providers to the industry.

DraftKings and Rush Street Interactive generate revenue by providing gambling services to online gamblers. The Company attracts online gamblers to its online portals and generates revenue by referring such online gamblers to operators. The Company, DraftKings and Rush Street Interactive derive revenue from the same source—online gamblers, directly or indirectly. In addition, given the close proximity between online gambling operators and affiliates, the Company believes the affiliate model offers an alternative investment opportunity to investors who focus on the online gambling sector.

Principal Shareholders, page 78

10.	Please identify the natural person or persons with investment and voting control over the shares held by Edison Partners IX, LP.

Securities and Exchange Commission

Gambling.com Group Limited

May 25, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 87 of Amendment No. 1.

Certain Relationships and Related Party Transactions

Agreements with Directors and Officers, page 79

11.	Please file the employment agreements with your executive officers and directors as exhibits to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 1 to clarify that it will enter into an employment or consulting agreement with each of its executive officers and directors prior to the completion of this offering. The Company will file form(s) of such employment agreement and consulting agreement prior to the consummation of the IPO.

* * *

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to John R. Vetterli at (212) 819-8816 or Jessica Y. Chen at (212) 819-8503.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Mr. Charles Gillespie, Chief Executive Officer, Gambling.com Group Ltd.